DORATO RESOURCES INC.

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

May 24th, 2007

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of Dorato Resources Inc. (“Dorato”) should be read in conjunction with our unaudited financial statements for the three month period ended April 30, 2007 as well as our audited financial statements and accompanying Management Discussion and Analysis for the year ended January 31, 2007.  Except where otherwise noted, all dollar amounts are stated in United States dollars.

Overview

We were incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.

Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.

On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.

Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".

As part of our reorganization and change of business, we received shareholder approval at our annual meeting held on July 19th, 2005 to a consolidation of our shares and concurrent name change.  Accordingly, effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.

Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

Our Business

As a result of disappointing results from operations of our music transfer business through iNoize.com Software Ltd. (“iNoize”), and due to our inability to raise funds, as well as iNoize’s inability to raise funding of its own, we wrote off our interest in the Shares (as defined below) during fiscal 2003.

Subsequently, by an Asset Purchase Agreement (the “Asset Purchase Agreement”), we sold to Mystic Development Corporation (“Mystic”) our 100% interest in 4,375,000 Class B voting common shares (the “Shares”) of iNoize.com Software Ltd. ("iNoize").  The 4,375,000 Shares represented a 46 2/3% minority interest in the outstanding shares of iNoize.  We also assigned to Mystic all of our interest in our wholly-owned subsidiary, Jackalope Audio, Inc., which owned the rights to the Jackalope website (www.jackalopeaudio.com).

iNoize was an arm’s length private company incorporated under the laws of the Province of British Columbia.  Mystic is a private company incorporated under the laws of the State of Colorado.  Anton J. Drescher, our President, is the controlling shareholder, President and sole director of Mystic and accordingly, our disposition of the Shares was a non-arm’s length transaction.

At the shareholders meeting held on June 22nd, 2004, the shareholders approved a change of our primary business focus to other business opportunities, including the acquisition, exploration and development of natural resource properties.  Although we are actively seeking a resource property, no decision has been made to date.

We did not have any revenues for the three months ended April 30, 2007 or for the three months ended April 30, 2006.

Significant Recent Events

Status as Foreign Private Issuer

By News Release dated August 28th, 2006 we announced that as a result of the continuation of our incorporation into British Columbia and we now meet the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the Securities Exchange of 1934 (the “Exchange Act”), in lieu of filing as a domestic issuer under Section 13 or 15(d) the Exchange Act, we are now filing as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.  Accordingly, we are no longer required to file a Form 10-KSB for our year end or a Form 10-Q for each interim quarter.  As a reporting issuer in British Columbia and Alberta, we will continue to file audited and interim financial statements and related MD&A’s on SEDAR and copies will be filed on EDGAR.

On April 10th, 2007, the TSX announced that our CUSIP number was changed to 258128 10 to reflect the correct country code as a result of the redomiciling.

On May 23rd, 2007 we filed our Annual Report on Form 20-F on EDGAR and a copy has been filed on SEDAR.

Corporate Information

Our Board of Directors is as follows:

Anton J. Drescher

Gerhard Drescher

Rowland Perkins

Our officers are:

Anton J. Drescher

President and Chief Executive Officer

Donna Moroney

Corporate Secretary and Chief Financial Officer

Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value.  As of May 24th, 2007, the total number of issued and outstanding common shares is 4,618,187 common shares.

During the three months ended April 30, 2007 and the three months ended April 30, 2006 we did not issue any securities.

There are no outstanding stock options.  There are a total of 2,200,000 share purchase warrants outstanding, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.30 Cdn. per share, exercisable for a period of one year, expiring on September 27, 2007.

Plan of Operation

Our plans over the next twelve months consist primarily of due diligence related to acquiring a new business or asset and raising additional equity financing, if necessary.

We have sufficient working capital to meet our current cash requirements for the next twelve months, as well as additional capital to carry out due diligence in seeking the acquisition of a new business or asset.  Upon acquiring a new business or asset, we will utilize any additional capital on development of such business or asset, and for general and administrative expenses.

In the event that we do not have sufficient capital to fund the new business or asset, we will be seeking to arrange additional equity financing.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans will be devised once financing has been completed and management knows what funds will be available for these purposes.  There is no guarantee, however, that we will meet working capital requirements on a continued basis.

Summary of Quarterly Results

Description	Three Months ended Apr 30, 2007	Year ended Jan 31, 2007	Nine Months ended Oct 31 2006	Six months ended July 31 2006	Three Months ended Apr 30, 2006	Year ended Jan 31, 2006	Nine Months ended Oct 31 2005	Six months ended July 31 2005
Net Revenues	0	0	0	0	0	0	0	0
Income or loss before other items
Total	(16,159)	(84,157)	(68,799)	(60,821)	(17,110)	(79,507)	(53,446)	(36,494)
Net loss for period
Total	(29,302)	(79,383)	(67,566)	(60,821)	(17,110)	(79,507)	(53,445)	(36,494)
Per share	(0.006)	(0.03)	(0.04)	(0.05)	(0.01)	(0.07)	(0.02)	(0.01)

Liquidity and Capital Resources

We had cash of $342,967 as of April 30, 2007, compared to $830 at April 30, 2006, representing an increase of $342,137.  We had a working capital of $341,534 as of April 30, 2007, compared to a working capital deficiency of $231,282 as of April 30, 2006.  The increase in cash on hand and resultant increase in working capital was acquired as a result of our private placement of 2,200,000 units at a price of $0.225 Cdn. per unit carried out during fiscal 2006.

We have sufficient funds on hand to fund our current operations over the next 12 months.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including our ability to acquire a new business or asset, and the funding necessary to develop such business or asset to an extent that it generates revenues.

We estimate that our general and administrative expenses for the next twelve months will be approximately $90,000, which will be funded from our current working capital.  We also have additional funding in order to acquire a new business or asset.  We may require additional working capital in order to fund a new business or asset.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

During the three months ended April 30, 2007 and the three months ended April 30, 2006 we did not raise any funds.

Results of Operations

We incurred a net loss of $29,302 for the three months ended April 30, 2007, compared to a loss of $17,110 for the three months ended April 30, 2006.  The increase in the three months ended April 30, 2007 is the result of a write off of exploration expenses in the sum of $16,531.  The operating expenses incurred during the three months ended April 30, 2007 did not change materially compared with the operating expenses incurred during the three months ended April 30, 2006.  In view of our lack of operations, our administrative expenses are nominal as we continue to strive to maintain minimum expenditures.  Our expenses consist primarily of consulting fees, filing fees, professional fees, office and general, transfer agent fees and rent.  The professional and consulting fees relate to services required in order to maintain financial reporting and public filing requirements.

We do not anticipate receiving any revenues until such time as we are successful in acquiring a new business or asset and such business or asset is developed to the extent that revenues may be generated.  We are engaged in business for profit, but cannot predict future profitability.

We do not maintain our own staff.  A management company, Harbour Pacific Capital Corp., controlled by one of our directors, performs an administrative service on our behalf and bills us a fee for this service.  The management company provides full management services including bookkeeping services.

Transactions with Related Parties

During the three months ended April 30, 2007 and April 30, 2006, we entered into the following transactions with related parties:

(a)

Consulting fees were paid to a company controlled by a director and officer of $6,477 (2006 - $6,096).

(b)

Professional fees of $734 (2006 - $696) were charged by a company controlled by an officer,

Included in accounts payable as at January 31, 2007 is $1,216 (2006 - $1,338) owing for fees and expenses to a director and a company controlled by a director.

Changes in Accounting Policies

There were no changes to accounting policies during the year ended January 31, 2006.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of April 30, 2007.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.